UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41089

Advanced Health Intelligence Ltd

(Translation of registrant’s name into English)

71-73 South Perth Esplanade, Unit 5

South Perth, WA 6151

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibits 99.1, 99.2, and 99.3 to this Report on Form 6-K are copies of the press releases of Advanced Health Intelligence Ltd, dated April 11, 2023: “Advanced Health Intelligence grants extension to Changlin Network Technology Ltd Exclusive License Completion,” dated April 15, 2024: “UAE-based E-Script medicine management company Pharmak Direct and AHI Extend Master Services Agreement” and dated April 15, 2024: “AHI COMMENCES PLACEMENT TO RAISE AUD$1,957,500 (BEFORE COSTS) AS PART OF BROADER AUD$15,000,000 FUNDING PACKAGE”.

99.1	Press release, dated April 11, 2024
99.2	Press release, dated April 15, 2024
99.3	Press release, dated April 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED HEALTH INTELLIGENCE LTD

Date: April 16, 2024	By:	/s/ Scott Montgomery
		Name:	Scott Montgomery
		Title:	Chief Executive Officer

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